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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                       For the quarter ended June 30, 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  [X]         Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes        [ ]         No        [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

         1. Other Events

         On July 21, 2000 in Singapore, the Company announced its earnings for the second quarter ended June 30, 2000. A copy of the Company's press release dated July 21, 2000 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         2. Exhibits

         99.1 Press release of the Company dated July 21, 2000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 21, 2000

                                      CHARTERED SEMICONDUCTOR
                                      MANUFACTURING LTD


                                      By: /s/ Chia Song Hwee
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                                         Name:  Chia Song Hwee
                                         Title: Senior Vice President and
                                                Chief Financial Officer